EXHIBIT 77D

VARIABLE PORTFOLIO - MONEY MARKET SERIES, INC.

RiverSource Variable Portfolio - Cash Management Fund:
At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding investments in debt securities. The existing nonfundamental policy on illiquid securities was revised to state, no more than 10% of the fund's net assets will be held in securities and other instruments that are illiquid.